Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-263593 and  333-263725

PROSPECTUS SUPPLEMENT NO. 13

(TO PROSPECTUS DATED April 8, 2022)

IMPERIAL PETROLEUM INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated April 8, 2022 (“Prospectus”) of Imperial Petroleum Inc. (the “Company”), which forms a part of the Company’s Registration Statements on Form F-1 (Registration Nos. 333-263593 and 333-263725), as amended or supplemented from time to time.

On October 24, 2022, the Company furnished a Report on Form 6-K (the “Form 6-K”) to the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 24, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The press release issued by Imperial Petroleum Inc. on October 24, 2022 announcing its financial and operating results for the three and nine months ended September 30, 2022, is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

99.1	Imperial Petroleum Inc. Press Release dated October 24, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2022

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer

Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS THIRD QUARTER AND NINE MONTHS 2022 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, October 24, 2022—IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the third quarter ended September 30, 2022. In November 2021, StealthGas Inc. contributed to the Company four subsidiaries comprising a fleet of four tanker vessels, and the Company was spun-off from StealthGas Inc. in December 2021. Historical comparative periods of 2021 reflect the results of the carve-out operations of the four subsidiaries that were contributed to the Company.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 86.3% in Q3 22’ – with a predominant presence in the spot market.

•	Delivery of our second handysize dry bulkcarrier, the Eco Angelbay, on October 19, 2022.

•	Revenues of $42.6 million—up $ 31.3 million or 277% from Q2 22’.

•	Net income of $15.5 million—up $15.4 million or 15,400% from Q2 22’ and equivalent to approximately 23% of our current market capitalization.

•	EBITDA[1] of $18.7 million in Q3 22’ up $15.7 million or 523% from Q2 22’.

•	Cash and time deposits of $92.4 million as of September 30, 2022, which is 1.3 times higher than our current market cap.

Third Quarter 2022 Results:

~~◾~~

Revenues for the three months ended September 30, 2022 amounted to $42.6 million, an increase of $38.5 million, or 939.0%, compared to revenues of $4.1 million for the three months ended September 30, 2021, primarily due to the increase in the size of our average fleet by approximately four vessels and a marked improvement in charter rates.

~~◾~~

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2022 were $18.4 million and $4.9 million, respectively, compared to $0.7 million and $1.9 million, respectively, for the three months ended September 30, 2021. The $17.7 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 456 days (786%) and the rise in bunker prices. This quarter we incurred $1.2 million of voyage costs due to the repositioning of three of our product tankers for a total period of 42 days. The $3.0 million increase in vessels’ operating expenses was primarily due to the increase in the average number of our vessels and one of our product tankers coming off a bareboat charter, under which we do not bear operating expenses, during the third quarter of 2022.

◾	Depreciation for the three months ended September 30, 2022 and 2021 was $3.4 million and $2.2 million, respectively. The change is attributable to the increase in the average number of our vessels.

[1]	EBITDA is a non-GAAP measure. Refer to the reconciliation of this measure to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

◾

Interest and finance costs for the three months ended September 30, 2022 and 2021 were $0.3 million and $0.004 million, respectively. The increase is mainly attributable to the interest expense incurred relating to our loan agreement entered into in November 2021.

◾

As a result of the above, for the three months ended September 30, 2022, the Company reported net income of $15.5 million, compared to net loss of $0.9 million for the three months ended September 30, 2021. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended September 30, 2022. The weighted average number of shares of common stock outstanding, basic, for the three months ended September 30, 2022 was 190.3 million.

◾

Earnings per share, basic, for the three months ended September 30, 2022 amounted to $0.08, compared to a loss per share of $0.19 for the three months ended September 30, 2021. EBITDA for the three months ended September 30, 2022 amounted to $18.7 million. Reconciliations of EBITDA to Net (Loss)/Income are set forth below.

◾	An average of 8.1 vessels were owned by the Company during the three months ended September 30, 2022 compared to 4.0 vessels for the same period of 2021.

Nine Months 2022 Results:

~~◾~~

Revenues for the nine months ended September 30, 2022, amounted to $59.1 million, an increase of $45.7 million, or 341.0%, compared to revenues of $13.4 million for the nine months ended September 30, 2021, primarily due to the increase in the average number of our vessels and improved market conditions resulting in higher rates particularly in the spot market.

~~◾~~

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2022 were $23.3 million and $10.0 million, respectively, compared to $2.7 million and $5.6 million for the nine months ended September 30, 2021. The $20.6 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 495 days (207.1%) and the rise in daily bunker cost by approximately $16,000. The $4.4 million increase in vessels’ operating expenses was primarily due to the increase in the average number of our vessels and one of our product tankers coming off a bareboat charter during the third quarter of 2022.

◾

Depreciation for the nine months ended September 30, 2022, was $8.3 million, an $1.8 million increase from $6.5 million for the same period of last year, due to the increase in the average number of our vessels.

◾

Interest and finance costs for the nine months ended September 30, 2022 and 2021 were $0.7 million and $0.007 million, respectively. The increase is mainly attributable to the interest expense incurred relating to our loan agreement entered into in November 2021.

◾

As a result of the above, the Company reported net income for the nine months ended September 30, 2022 of $15.8 million, compared to a net loss of $2.2 million for the nine months ended September 30, 2021. The weighted average number of shares outstanding for the nine months ended September 30, 2022 was 107.5 million. Earnings per share, basic, for the nine months ended September 30, 2022 amounted to $0.13, compared to a loss per share of $0.45 for the nine months ended September 30, 2021.

◾	EBITDA for the nine months ended September 30, 2022 amounted to $24.3 million. Reconciliations of EBITDA to Net (Loss)/Income are set forth below.

◾	An average of 6.05 vessels were owned by the Company during the nine months ended September 30, 2022 compared to 4.00 vessels for the same period of 2021.

◾

As of September 30, 2022, cash and cash equivalents amounted to $62.4 million, time deposits amounted to $30.0 million and total debt, net of deferred finance charges, amounted to $42.3 million. During the nine months ended September 30, 2022 debt repayments amounted to $2.4 million.

CEO Harry Vafias Commented

This quarter’s unprecedented profitability growth is solid proof that our company’s strategy is paying off. With the capital recently raised we have managed to grow our fleet, substantially increase our profitability and cash flow and create value for our investors. As a result of having acquired six vessels in the course of ten months, we generated net income of $15.5 million in a single quarter which is 15,400% higher than our profit in Q2 22’ and equivalent to 23% of our current market capitalization; We incurred moderate debt during the quarter, maintaining a healthy capital structure with $42.3 million of debt while preserving a free cash balance available for further fleet expansion of about $92 million. Given the strong market fundamentals and the promising charter rate environment and by taking advantage of our efficient management of our expanded fleet, we believe that we will achieve strong results and generate significant cash flow going forward. However, the valuation of our shares of common stock does not reflect our strong financial performance and capital available to fund our growth prospects.

Conference Call details:

On October 24, 2022 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register.vevent.com/register/BI33ddeb9d344f44e7931215e5dbf2c5ec

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of 10 vessels; five M.R. product tankers, one Aframax oil tanker, two Suezmax tankers and two Handysize dry bulk carriers with an aggregate capacity of approximately 737,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

00-30-210-6250-001

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2021 and September 30, 2022.

FLEET DATA	Q3 2021	Q3 2022	9M 2021	9M 2022
Average number of vessels (1)	4.00	8.10	4.00	6.05
Period end number of owned vessels in fleet	4	9	4	9
Total calendar days for fleet (2)	368	745	1,092	1,651
Total voyage days for fleet (3)	348	745	1,060	1,648
Fleet utilization (4)	94.6%	100.0%	97.1%	99.8%
Total charter days for fleet (5)	290	231	821	914
Total spot market days for fleet (6)	58	514	239	734
Fleet operational utilization (7)	84.8%	86.3%	89.7%	87.8%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.

6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.

7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of EBITDA:

EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation.

EBITDA is not a recognized measurement under U.S. GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies in the shipping industry or other industries.

EBITDA measurement is included herein because it is a basis, upon which our investors and we assess our financial performance. It allows us to present our performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine Months Period Ended September 30th,
	2021	2022	2021	2022
Net (loss)/income – EBITDA
Net (loss)/income	(928,306)	15,450,866	(2,157,030)	15,754,967
Plus interest and finance costs	3,732	273,821	7,108	726,736
Less interest income	(3)	(401,894)	(7)	(446,034)
Plus depreciation	2,168,666	3,406,741	6,505,997	8,309,572
EBITDA	1,244,089	18,729,534	4,356,068	24,345,241

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended September 30,		Nine Month Periods Ended September 30,
	2021	2022	2021	2022
Revenues
Revenues	4,129,178	42,640,525	13,356,055	59,105,174
Expenses
Voyage expenses	681,730	17,856,046	2,496,846	22,577,358
Voyage expenses - related party	49,887	528,457	166,552	731,919
Vessels’ operating expenses	1,874,880	4,872,302	5,570,003	9,907,069
Vessels’ operating expenses - related party	24,000	58,000	66,000	95,500
Management fees – related party	132,940	307,135	394,485	648,760
General and administrative expenses	115,639	311,772	291,801	839,757
Depreciation	2,168,666	3,406,741	6,505,997	8,309,572

Total expenses	5,047,742	27,340,453	15,491,684	43,109,935

(Loss)/Income from operations	(918,564)	15,300,072	(2,135,629)	15,995,239

Other (expenses)/income
Interest and finance costs	(3,732)	(273,821)	(7,108)	(726,736)
Interest income	3	401,894	7	446,034
Foreign exchange (loss)/gain	(6,013)	22,721	(14,300)	40,430

Other (expenses)/income, net	(9,742)	150,794	(21,401)	(240,272)

(Loss)/Net Income	(928,306)	15,450,866	(2,157,030)	15,754,967

Earnings per share
- Basic	(0.19)	0.08	(0.45)	0.13

Weighted average number of shares
-Basic	4,775,272	190,254,034	4,775,272	107,469,610

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	September 30,
	2021	2022
Assets
Current assets
Cash and cash equivalents	3,389,834	62,435,080
Time deposits	—	30,000,000
Restricted cash	451,225	1,942,773
Receivables from related parties	355,023	571,233
Trade and other receivables	1,400,275	4,700,641
Other current assets	—	336,049
Inventories	258,846	7,135,008
Advances and prepayments	150,544	455,133

Total current assets	6,005,747	107,575,917

Non current assets
Vessels, net	119,962,984	211,425,582
Restricted cash	2,500,000	3,100,000

Total non current assets	122,462,984	214,525,582

Total assets	128,468,731	322,101,499

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	1,430,251	6,240,355
Payable to related party	1,119,055	1,928,940
Accrued liabilities	486,674	1,555,051
Customer deposits	368,000	—
Deferred income	482,321	2,179,501
Current portion of long-term debt	4,747,616	6,916,798

Total current liabilities	8,633,917	18,820,645

Non current liabilities
Long-term debt	23,088,971	35,429,878

Total non current liabilities	23,088,971	35,429,878

Total liabilities	31,722,888	54,250,523

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock	47,753	1,902,540
Preferred stock	7,959	7,959
Additional paid-in capital	97,161,688	250,657,067
Accumulated deficit/retained earnings	(471,557)	15,283,410

Total stockholders’ equity	96,745,843	267,850,976

Total liabilities and stockholders’ equity	128,468,731	322,101,499

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Nine Month Periods Ended September 30,
	2021	2022
Cash flows from operating activities
Net (loss)/income for the period	(2,157,030)	15,754,967
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,505,997	8,309,572
Amortization of deferred finance charges	—	39,589
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(194,597)	(3,300,366)
Other current assets	173,930	(336,049)
Inventories	(414,521)	(6,876,162)
Advances and prepayments	28,698	(304,589)
Increase/(decrease) in
Trade accounts payable	1,123,831	4,810,104
Balances with related parties	(1,473,000)	1,164,908
Accrued liabilities	(31,221)	1,068,377
Deferred income	9,219	1,697,180

Net cash provided by operating activities	3,571,306	22,027,531

Cash flows from investing activities
Acquisition and improvement of vessels	(142,600)	(99,772,170)
Increase in bank time deposits	—	(30,000,000)
Advances to affiliate	—	(571,233)

Net cash used in investing activities	(142,600)	(130,343,403)

Cash flows from financing activities
Net transfers to former Parent Company	(9,108,825)	—
Proceeds from follow-on offering	—	167,572,514
Stock issuance costs	—	(10,916,611)
Deferred finance charges paid	—	(127,500)
Customer deposits paid	(500,000)	(368,000)
Dividends paid on preferred shares	—	(1,305,737)
Loan repayments	—	(2,402,000)
Proceeds from long-term debt	—	17,000,000

Net cash (used in)/provided by financing activities	(9,608,825)	169,452,666

Net (decrease)/increase in cash, cash equivalents and restricted cash	(6,180,119)	61,136,794
Cash, cash equivalents and restricted cash at beginning of year	7,616,555	6,341,059

Cash, cash equivalents and restricted cash at end of period	1,436,436	67,477,853
Cash breakdown
Cash and cash equivalents	1,436,436	62,435,080
Restricted cash, current	—	1,942,773
Restricted cash, non current	—	3,100,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	1,436,436	67,477,853